Exhibit 99.8

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP 222 Bay Street Suite 2200, P.O. Box 131 Toronto, ON M5K 1H1 Canada

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use of our report dated March 30, 2026 relating to the consolidated financial statements of Collective Mining Ltd. appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ BDO Canada LLP

Toronto, Canada

March 30, 2026

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms